March 20, 2018

Anu Dubey

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Phone: (202) 551-6782

Re:	Impact Shares Trust I (formerly, Impact Shares Funds I Trust) (the “Trust”)

Initial Registration Statement on Form N-1A

File Nos. 333-221764 and 811-23312

Dear Ms. Dubey:

On December 20, 2017, you provided comments on the registration statement on Form N-1A filed on November 28, 2017 for the Trust with respect to Impact Shares YWCA Women’s Empowerment ETF (“Women’s Fund”), Impact Shares NAACP Minority Empowerment ETF (“Minority Fund”), and Impact Shares Cause Based ETF (“Cause Based ETF,” and collectively with Women’s Fund and Minority Fund, the “Funds”), each a series of the Trust. We have reviewed your comments to the registration statement and provide our responses below. All capitalized terms not otherwise defined in this letter have the meanings given to them in the registration statement.

We have determined not to move forward with the registration of the Caused Based ETF at this time and have removed references to the Cause Based ETF from the Trust’s registration statement.

PROSPECTUS

Cover Page

1.	Comment: The use of YWCA and NAACP in the name of the Women’s Fund and the Minority Fund, respectively, may be misleading. Please explain to us why it is not misleading to use the name of the YWCA and the NAACP in the names of these Funds. See generally Section 35(d) of the Investment Company Act of 1940 (“1940 Act”). See also, e.g., Civil and Military Investors Fund, Inc. v. SEC (288 F.2d 15 (D.C. Cir. 1961)). Please also explain to us why the use of YWCA and NAACP in each Fund’s name is not misleading for purposes of Rule 206(4)-8 under the Investment Advisers Act of 1940. Furthermore, please tell us whether or not there is a license agreement with YWCA and/or NAACP permitting the use of each name in the Fund’s name. As the Women’s Fund’s Partner Nonprofit appears to be YWCA Metropolitan Chicago, a local association, please tell us whether YWCA USA, the national association, has approved of the use of the term “YWCA” in the name of the Women’s Fund.

Response: The Trust respectfully submits that the use of the terms YWCA and NAACP (each, a “Partner Nonprofit”) in the names of the Women’s Fund and the Minority Fund, respectively, is neither misleading nor deceptive under Section 35(d) of the 1940 Act. The adopting release for Rule 35d-1 under the 1940 Act stated that “[i]n determining whether a particular name is misleading, the Division will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”1 The use of the terms YWCA and NAACP, as the Trust’s registration statement has been revised to expressly state, indicates the role of these organizations in providing suggested guidelines and other criteria to be incorporated into a Fund’s “social screen” – criteria that seek to measure corporate performance against a range of social impact benchmarks relevant to the Fund. Accordingly, because each Fund is intended to track the performance of its underlying index and will invest at least 80% of its total assets in the component securities of such underlying index, the use of YWCA and NAACP in the Funds’ names is not misleading.

We note that in Civil and Military Investors Fund, Inc. v. SEC (288 F.2d 15 (D.C. Cir. 1961), the Commission found the fund’s name (and similarly the fund’s predecessor names, “Government Personnel Mutual Fund, Inc.” and “The Private Investment Fund for Governmental Personnel, Inc.”) to be misleading under Section 35(d) because such name implied “special investment and other advantages for government personnel that do not in fact exist” and further that the Fund’s name implied that it was “particularly suited to meet the investment needs of such personnel.” In contrast, the use of the terms “YWCA” and “NAACP” do not imply that such Funds are offered only to or are particularly suited to the investment needs of members of a Partner Nonprofit. The Trust’s registration statement has been revised to expressly state that shares of the Funds will be exchange traded and available for purchase on the exchange by any investors (not only members of the Partner Nonprofits) seeking social impact consistent with the goals of the relevant Partner Nonprofit.

Rule 206(4)-8 under the Investment Advisers Act provides generally that an investment adviser may not engage in any act, practice, or course of business that is fraudulent, deceptive, or manipulative with respect to any investor or prospective investor. While Impact Shares is, of course, subject to Rule 206(4)-8 with respect to the investment advisory services it provides to each Fund, the Trust believes its registration statement clearly describes the services Impact Shares will perform for each Fund, as well as the role of the relevant Partner Nonprofit of each Fund, and that the provision of such services is not fraudulent, deceptive, or manipulative.

Each Fund intends to enter into a licensing agreement with its Partner Nonprofit under which the Partner Nonprofit will grant the Adviser a license permitting the applicable Fund to use the Partner Nonprofit’s name and logo. With respect to the Women’s Fund, the Partner Nonprofit will be YWCA USA.

[1]	Investment Company Act Release IC-24828 (Jan. 17, 2001).

2.	Comment: Each Fund identifies the exchange upon which shares are listed and its ticker symbol immediately preceding its investment objective. Please move disclosure of the exchange and ticker symbol out of the summary prospectus as such information is not permitted or required there. See General Instruction C.3.(b) of Form N-1A.

Response: The Trust has removed the ticker symbol and exchange upon which shares are listed on behalf of each Fund from its summary prospectus.

3.	Comment: Each Fund’s investment objective is to provide investment results that “correspond generally” to the price and yield performance of an index. Please replace “correspond generally” with “track” or “correlate”.

Response: The Trust has revised each Fund’s investment objective to state as follows:

“The [    ] (the “Fund”) seeks investment results that, before fees and expenses, track the performance of the [INDEX] Index (the “Underlying Index”).”

4.	Comment: The fourth sentence states that “[o]nly the first year of each period in the example takes into account the expense reimbursement described above.” As there is no expense reimbursement described above, please delete this sentence.

Response: The Trust has removed the referenced disclosure on behalf of each Fund.

Prospectus Summary — Principal Investment Strategies (pages 2 – 4, 8 – 9 and 13 – 14)

5.	Comment: Each Fund discloses a policy to invest at least 80% of its assets in component securities of the Underlying Index. Please disclose whether “assets” refers to “total assets” or some other calculation of assets.

Response: The Trust has revised each Fund’s 80% policy to reference total assets.

6.	Comment: Please disclose a policy stating that each Fund will invest at least 80% of its assets in the type of investment suggested by its name (i.e., women’s empowerment, minority empowerment and cause based). See Rule 35d-1(a)(2)(i) under the 1940 Act. Please also disclose the specific criteria each Fund uses to determine that an investment is of the type suggested by each Fund’s name for purposes of this 80% policy, including what is meant by “Women’s Empowerment”, “Minority Empowerment” and “Cause Based” for each Fund and how each Underlying Index’s criteria support each of these phrases. The criteria should not be overly broad (e.g., Criteria 13 (Safety at Work) and Criteria 16 (Supplier Diversity) on page 3 appear to be too general to specifically support “women’s empowerment”) but should instead specifically support the use of each phrase in each Fund’s name.

Response: The Trust recognizes that the terms “women’s empowerment” and “minority empowerment” involve some subjectivity, but believes that its approach of investing at least 80% of each Fund’s total assets in component securities of the corresponding

Underlying Index, which is created by the Index Provider (using suggested guidelines and other criteria provided by the Partner Nonprofit for incorporation into a Fund’s “social screen”) to identify companies that promote or advance women’s empowerment or minority empowerment, as applicable, is a reasonable methodology for ensuring that the use of such terms is consistent with Rule 35d-1 and the staff’s related guidance, particularly where (i) that methodology is disclosed in the Trust’s registration statement and (ii) all of the identities and quantities of the Funds’ portfolio holdings that will form the basis for each Fund’s calculation of NAV at the end of the business day will be posted on the relevant Fund’s website each day. For example, the Women’s Fund’s Underlying Index is the Equileap U.S. Women’s Empowerment Index, which is designed to measure the performance of companies that are “empowering to women” — those companies that are ranked favorably with respect to empowerment to women according to social criteria (the “Gender Diversity Score”) developed by Equileap, including certain social criteria generated with the assistance of the YWCA USA. With respect to the Minority Fund, its Underlying Index is the Morningstar U.S. Minority Empowerment Index which is designed to measure the performance of companies that are “empowering to minorities,” — those companies that are ranked favorably with respect to empowerment to minorities according to social criteria developed in collaboration between the Adviser and Morningstar, Inc. (“Morningstar”), including certain social criteria generated with the assistance of the NAACP.

With respect to the various social criteria utilized in creating the Underlying Index for the Women’s Fund, the Adviser and Index Provider believe that each of the social criteria that are used to create the Underlying Index support women’s empowerment. In particular, the “Safety at Work” and “Supplier Diversity” criteria support women’s empowerment because they aid in identifying companies that promote gender equality. For example, with respect to “Safety at Work,” the Index Provider believes that a commitment to the safety of employees in the workplace, in travel to and from the workplace and on company-related business, and to promoting the safety of vendors in the workplace benefits people of all genders, including women. Similarly, the Index Provider believes that a company’s commitment to ensure diversity in its supply chain, including a focus on including women-owned businesses in its supply chain, as discussed under the “Supplier Diversity” criteria, similarly promotes gender equality.

With respect to the various social criteria utilized in creating the Underlying Index for the Minority Fund, the Fund has added disclosure to the Fund’s prospectus detailing each of the ten social screens utilized by the Index Provider to determine the composition of the Underlying Index. The Adviser and Index Provider believe that each of the social criteria used to create the Underlying Index supports minority empowerment.

7.	Comment: The fifth sentence of the first paragraph for each Fund states that the Fund may use the 20% basket to invest in other investment companies, including other exchange-traded funds. Please consider whether any Fund should include an “Acquired Fund Fees and Expenses” line item in its fee table. See Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: No Fund currently expects that its Acquired Fund Fees and Expenses will represent more than 0.01% of its average net assets.

8.	Comment: The sixth sentence of the first paragraph for each Fund states that each Fund “may also invest in warrants and may also use derivatives, primarily swaps . . ., options and futures contracts on securities, interest rates, non-physical commodities and/or currencies with the 20% basket . . . .” Please revise this disclosure to clarify that each Fund’s investments in warrants and derivatives are part of the 20% basket rather than investments made “with the 20% basket”.

Response: The requested changes have been made.

9.	Comment: If any derivatives are included in either of each Fund’s 80% investment policies, please disclose in an appropriate location that derivatives are valued based on market value, not notional value, for that purpose.

Response: The Trust confirms that derivatives are not included in each Fund’s 80% investment policy.

10.	Comment: The fifth sentence of the first full paragraph on page 2 defines the Index Universe. Disclosure in the first bullet point following this definition states that the “starting universe” is determined based on the rules set forth below. Please revise the disclosure to clarify which securities constitute the universe of securities from which Underlying Index constituents are selected. Please also revise the same disclosure on page 9 and page 14.

Response: The Trust has revised the description of each Underlying Index to clarify which securities constitute the universe of securities from which a Fund’s Underlying Index constituents are selected.

11.	Comment: The fourth sentence of the first full paragraph on page 2 states that index constituents must be listed on a U.S. national securities exchange. The second to last sentence on page 2 states that the Underlying Index only includes companies with their primary listing in a Developed Markets Economy. Please reconcile this inconsistency and similar inconsistencies on page 9 and page 14.

Response: The Trust has revised the referenced disclosure.

12.	Comment: The sixth sentence of the second paragraph on page 2, the second sentence on page 9 and the sixth sentence of the first full paragraph on page 14 each refer to an “independent third party”. Please identify the independent third party in each location.

Response: The Trust has removed the referenced disclosure.

13.	Comment: The last sentence on page 2 states that the Fund can invest in companies with a minimum market capitalization of $2 billion. As this minimum amount includes companies that are small- and mid-capitalization companies, please state that the Fund can invest in small- and mid-capitalization companies and disclose the corresponding risks of such investments in the Principal Risks section. As the Principal Investment Strategies of the Minority Fund and the Cause Fund include the same minimum market capitalization on page 9 and page 14, respectively, please add similar disclosure to each Fund’s summary prospectuses.

Response: The requested changes have been made.

14.	Comment: The bullet point on page 3 refers to a score between 1 and 3. Please clarify whether this is the same as the Gender Diversity Score referred to in the first bullet point or if this is a different score. Please also clarify whether a score of 1 or a score of 3 is the highest score. In addition, once a company receives a score, please disclose how companies are then selected for inclusion in the Underlying Index and how many companies are selected. Please make the same clarifications with respect to the references to the Minority Diversity Score and the Caused Based Score and a score between 1 and 3 on page 9 and page 14, respectively.

Response: The Trust has revised the referenced disclosure.

15.	Comment: The disclosure on page 3 describes the criteria used to score companies for the Women’s Fund. Please revise the disclosure so that it is in a plain English narrative format, rather than what appears to be cut and pasted from the Underlying Index white paper. Please also clarify the disclosure so that an investor can understand the criteria (e.g., what does gender balance between 10-20 mean?). Please apply the same approach to the disclosure to be added to describe the Principal Investment Strategies of the Minority Fund and the Cause Fund in the next pre-effective amendment to the registration statement.

Response: The requested changes have been made.

16.	Comment: Please submit the white paper for each Underlying Index. We may have more comments after we review the white papers.

Response: The Trust will submit the white paper for each Underlying Index when available.

17.	Comment: Please identify each Fund’s Index Provider. If the Fund is a self-indexing Fund, please disclose that the Index Provider is an affiliate and the nature of the affiliation.

Response: The Index Provider for the Women’s Fund is Equileap and the Index Provider for the Minority Fund is Morningstar. The Trust has added disclosure regarding the applicable Index Provider on behalf of each Fund.

18.	Comment: Please disclose the index weighting methodology for each Underlying Index.

Response: The requested changes have been made.

19.	Comment: Please disclose information regarding index rebalancing and reconstitution, including the frequency of each and what each involves.

Response: The Trust has added disclosure regarding what is involved in the rebalancing and reconstitution of each Fund’s Underlying Index.

20.	Comment: Please briefly describe any discretion permitted to the Index Provider in compiling each Underlying Index.

Response: The Index Provider with respect to each Fund does not reserve discretion in compiling each Underlying Index, but instead follows a rules-based methodology to determine the composition of the Index and relative weightings of the securities in the Underlying Index.

21.	Comment: If the Index Provider for any Fund lacks experience as an Index Provider, please consider disclosing a risk factor that addresses the Index Provider’s lack of experience and the related risks.

Response: The Trust has added the requested disclosure with respect to the Women’s Fund.

22.	Comment: Page 5, page 10 and page 16 each sets forth Industry Concentration Risk. In each Fund’s Principal Investment Strategies section, please disclose (i) that the Fund may concentrate in an industry or group of industries to the extent that the Underlying Index does so and (ii) whether the Underlying Index is currently concentrated and, if so, the specific industry or group of industries in which the Underlying Index is concentrated. Please also add the corresponding risks of investments in such industry or group of industries to the Principal Risks section.

Response: The Trust has included disclosure on behalf of each Fund stating that the Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Underlying Index is so concentrated. No Underlying Index is currently concentrated in any industry or group of industries.

23.	Comment: The Intellectual Property Risk on page 5, page 10 and page 16 states that the Adviser relies on a license that permits each Fund to use the Underlying Index and associated trade names, trademarks and service marks. As the staff views the license agreement as a material contract, please confirm that the license agreement for each Fund will be filed as an exhibit to the registration statement. See Item 28(h) of Form N-1A.

Response: The Trust has filed as an exhibit to its registration statement the forms of license agreements with Morningstar with respect to the Minority Fund and further confirms that the license agreement with Equileap for the Women’s Fund will be filed as an exhibit to its registration statement when available.

24.	Comment: On page 5, page 10 and page 16, each Fund separately discloses Liquidity Risk and Illiquid Securities Risk. Please consolidate these duplicative risk factors into a single risk factor.

Response: The requested changes have been made.

25.	Comment: On page 6, page 11 and page 17, each Fund discloses Regulatory Risk. Please add disclosure to this risk factor to better describe the risks involved. Also, please revise this risk factor on page 11 and page 17 to replace the reference to gender diversity with a reference to the investment focus of the Minority ETF and the Cause ETF, respectively.

Response: The Trust has removed the disclosure relating to Regulatory Risk because it is not a principal risk of the Funds.

26.	Comment: For each Fund, please disclose a risk factor that describes the risk of market makers and authorized participants stepping away from their respective roles (e.g., that, in times of market stress, market makers and authorized participants may step away from their respective roles in making a market in ETF shares or in executing purchase and redemption orders, which could lead to variances between the market price of ETF shares and the underlying value of those shares).

Response: The Trust has added the requested disclosure for each Fund.

27.	Comment: For each Fund, please disclose a risk factor that describes the risks relating to the impact of reduced liquidity of an ETF’s portfolio holdings on the liquidity of ETF shares (e.g., that in stressed market conditions, the market for ETF shares may become less liquid in response to deteriorating liquidity of the ETF’s portfolio holdings, which could lead to differences between the market price of the ETF’s shares and the underlying value of those shares).

Response: The Trust has added the requested disclosure for each Fund.

28.	Comment: On page 10 and page 15, the disclosure sets forth Gender Diversity Risk. As these pages set forth the principal risk factors for the Minority ETF and the Cause ETF, please revise this risk factor to reflect the type of investment on which each Fund focuses.

Response: The requested changes have been made.

29.	Comment: The disclosure for each Fund leaves blank the number of shares that will comprise a Creation Unit. Please complete this missing disclosure. We may have more comments.

Response: The Trust has added the requested disclosure for each Fund.

30.	Comment: The description of each Underlying Index sets forth standard liquidity criteria which includes a minimum market capitalization amount and a minimum average daily trading volume. Please also disclose the minimum average daily trading volume criteria in the Principal Investment Strategies section of each Fund.

Response: The Trust has revised the referenced disclosure.

31.	Comment: Each description of an Underlying Index includes an “ESG screening” that excludes certain companies. Please explain how excluding companies that derive a majority of revenues from weapons, gambling or tobacco industries or that are on the Norwegian Ethics Council List results in Underlying Index constituent companies that empower women or minorities.

Response: The Index Provider believes that a company that derives a majority of its revenues from weapons, gambling or tobacco industries, or a company that is on the Norwegian Ethics Council List, does not exhibit the characteristics of a company that empowers women or minorities. Further, the Index Provider believes that investors in the Fund would expect a general “ESG screening” in connection with any investment in a Fund that supports women’s empowerment, particularly in light of the referenced disclosure.

32.	Comment: Each description of an Underlying Index states that if several companies have the same score, they are sorted according to market capitalization. Please also disclose this step in the process of compiling the Underlying Index in the Principal Investment Strategies section of each Fund, including more details on how companies are sorted according to market capitalization.

Response: The Trust has revised the referenced disclosure.

33.	Comment: On page 18, the first sentence of the description of the Equileap North American Gender Equality Index states that the starting universe is all public companies domiciled in and with their primary listing in the U.S. On page 18, the second sentence of the seventh paragraph of this same description states that the companies in the index were selected from 1,156 companies domiciled in Canada and the U.S. Please reconcile this inconsistency. Also, please add disclosure that states the date as of which the companies in the index were selected from 1,156 companies.

Response: The Trust has revised the referenced disclosure.

34.	Comment: The second to last sentence of each Underlying Index description refers to the “Index Guideline”. Please add disclosure to clarify what the Index Guideline is and to state where it is available.

Response: The Trust has removed the referenced disclosure.

Description of Principal Investments (page 20)

35.	Comment: The second sentence of the first paragraph refers to investments by the Funds in pooled investment vehicles. Please tell us whether this reference to pooled investment vehicles includes investment companies that are not registered under the 1940 Act. If so, we may have more comments. If not, please revise the reference to pooled investment vehicles so that it only refers to registered investment companies.

Response: The Trust confirms that each Fund does not intend to invest in investment companies that are not registered under the 1940 Act.

Non-Principal Strategies (pages 20 – 21)

36.	Comment: The second paragraph states that each Fund is subject to Rule 35d-1 under the 1940 Act and therefore commits to invest at least 80% of its assets, under normal circumstances, in U.S. equity. Please explain to us why Rule 35d-1 requires each Fund to invest at least 80% of its assets in U.S. equity. Alternatively, please delete this disclosure.

Response: The Trust has removed the referenced disclosure.

37.	Comment: The disclosure on page 21 identifies derivatives, exchange-traded funds and options as non-principal strategies. The Principal Investment Strategies section in each summary prospectus identifies each of these types of investments as principal strategies. Please reconcile this inconsistency.

Response: The Trust has removed the referenced disclosure from the section titled “Non-Principal Strategies” as these types of investments are considered principal strategies of the Funds.

38.	Comment: The last paragraph on page 21 describes each Fund’s ability to take temporary defensive positions. Disclosure under Passive Investment Risk in the Principal Risks section of each summary prospectus states that none of the Funds attempt to take defensive positions under any market conditions. Please reconcile this inconsistency. Also, if the Funds are able to take temporary defensive positions, please explain to us how making larger than normal investments in derivatives to maintain exposure to the Index (as stated on page 21) is consistent with taking temporary defensive positions that are inconsistent with the Fund’s principal investment strategies. See Instruction 6 to Item 9(b) of Form N-1A.

Response: The Trust has removed the disclosure titled “Temporary Defensive Positions” from the statutory prospectus.

Description of Risks (pages 22 – 29)

39.	Comment: Disclosure on page 24 sets forth Gender Diversity Risk. Please add disclosure of risk factors that relate to the types of investments focused on by each of the Minority ETF and Cause ETF.

Response: The Trust has added the requested disclosure.

40.	Comment: On page 25, the third sentence states that the Funds may invest in inverse ETFs and the seventh sentence states that the Funds will limit investments in inverse and leveraged ETFs to 5% of average daily net assets. Please add disclosure of inverse ETFs and leveraged ETFs to each Fund’s Principal Investment Strategies section and the corresponding risks to each Fund’s Principal Risks section. If any Fund intends to invest in inverse leveraged ETFs as part of its principal strategies, please also identify inverse leveraged ETFs in the Fund’s Principal Investment Strategies section and the corresponding risks in the Fund’s Principal Risks section.

Response: The Trust has removed the referenced disclosure.

Management of the Funds — Board of Trustees and Investment Adviser (page 30)

41.	Comment: The third sentence of the fourth paragraph states that the Adviser pays all the expenses of the Funds, with certain exceptions. The second sentence of the fourth paragraph on page 31 states that Funds pay their own ordinary operating and activity expenses (as does the second sentence of the sixth full paragraph on page 22 of the Statement of Additional Information). Please reconcile this inconsistency. Also, if the Funds pay their own operating and activity expenses, please explain to us why “Other Expenses” in each of the fee tables are estimated to be 0.

Response: The Trust has revised the referenced disclosure.

42.	Comment: The sixth sentence of the fifth paragraph states that each Partner Nonprofit will participate in the development and evolution of the social metrics that the Adviser considers in evaluating the eligible universe of companies eligible for inclusion in the relevant Underlying Index used by the Fund with which the Partner Nonprofit is associated. Please identify the Partner Nonprofit with which each Fund is associated. Also, please provide a more detailed description of how the Partner Nonprofit will participate in the development and evolution of these social metrics that the Adviser considers. In addition, please explain to us why this activity does not make the Partner Nonprofit an Index Provider.

Response: The Trust has revised and/or added the requested disclosure. The Index Provider for each Fund will develop and update a Fund’s Underlying Index. Each Partner

Nonprofit will provide input to the Adviser regarding the development and evolution of the social metrics that the Adviser considers in evaluating the eligible universe of companies eligible for inclusion in the relevant Underlying Index used by the Fund with which the Partner Nonprofit is associated. The Partner Nonprofit will provide suggested guidelines and other criteria to be incorporated into the Fund’s “social screen” – criteria that seek to measure corporate performance against a range of social impact benchmarks relevant to the Fund. The Adviser maintains full discretion regarding the “social screens” and will receive input from third-party experts regarding the construction of the Index. The Partner Nonprofit will not: (i) select any individual companies for inclusion or exclusion from the Underlying Index; (ii) have any role in the construction of the Index; or (iii) have any right to approve or modify the Index, once constructed. The Partner Nonprofits will not have any influence on the day-to-day operations of any of the Funds or the Adviser’s management of the Funds. For the foregoing reasons, the Trust does not believe that a Partner Nonprofit is an index provider.

Management of the Funds — YWCA of Metropolitan Chicago (page 31)

43.	Comment: The last paragraph of this section states that the prospectus and SAI do not give rise to any rights in any shareholder or other person other than any rights under federal or state law that may not be waived. Please delete the reference to “that may not be waived”.

Response: The Trust has made the requested change.

Management of the Funds — Distribution (12b-1) Plan (page 32)

44.	Comment: The first sentence states that the Funds may pay the Distributor and financial intermediaries up to 0.25% under a 12b-1 distribution plan. Please replace 0.00% in the “Distribution and Service (12b-1) Fees” line item in each Fund’s fee table with 0.25%.

Response: Although the Trust has adopted a 12b-1 distribution plan on behalf of each Fund, no payments are expected to be made by a Fund under the plan during the current fiscal year, and the Board of Trustees has not authorized any such payments to be made during the current fiscal year. The Trust therefore declines to make the requested change to each Fund’s fee table.

Purchases through and outside the Clearing Process (page 34)

45.	Comment: The first sentence of the third paragraph states that purchase orders effected outside of the clearing process are likely to require transmittal by the Authorized Participant earlier on the Transmittal Date than orders effecting using the clearing process. Please disclose the specific time by which an Authorized Participant must submit purchase orders outside of the clearing process. We may have more comments after reviewing your response.

Response: In response to the staff’s comments, the Trust has revised its disclosure regarding purchases through and outside the clearing process.

Redemptions (page 35)

46.	Comment: Please disclose the specific time by which an Authorized Participant must submit redemption orders both through and outside the clearing process. Please confirm that the disclosure added here is consistent with the disclosure set forth on page 33 of the Statement of Additional Information (which, for redemption orders submitted through the clearing process, discloses a 4:00 pm cut-off time for mail orders and a 3:00 pm cut-off time for electronic orders and for redemption orders submitted outside the clearing process, does not clearly state the applicable cut-off time). We may have more comments after reviewing your response.

Response: In response to the staff’s comments, the Trust has revised its disclosure regarding redemptions.

47.	Comment: The third sentence states that the specific requirements for good order depend on the type of account and method of redemption. Please disclose the specific requirements for good order for all redemption requests.

Response: The Trust has made the requested change.

Transaction Fees (pages 35 – 36)

48.	Comment: The last paragraph of this section discloses standard fees and maximum additional charges for creations and redemptions. Please disclose that no redemption fee will exceed 2% of the value of the creation unit redeemed. See Rule 22c-2(a)(1)(i) under the 1940 Act.

Response: The Trust has added the requested disclosure.

Share Prices (page 37)

49.	Comment: Please disclose what the IOPV calculation includes or does not include (e.g., operating expenses or other accruals).

Response: The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions — Other Information (page 12)

50.	Comment: Please disclose that the Funds will consider the concentration of underlying funds in which they invest when determining compliance with their own concentration policy.

Response: The Trust has added the requested disclosure.

51.	Comment: In the first sentence of the last paragraph, please replace the reference to fundamental investment restriction no. 1 with fundamental restriction no. 3.

Response: The Trust has revised first sentence of the last paragraph discussing non-fundamental investment restrictions to replace the reference to non-fundamental investment restriction no. 1 with non-fundamental restriction no. 3.

Management of the Trust — Interested Trustees (pages 13 – 15)

52.	Comment: Disclosure under “Term of Office and Length of Time Served” states that Ethan Powell has been a Trustee and Chairman of the Board since December 2013. Disclosure on page 1 of the Statement of Additional Information states that the Trust was organized in 2016. Please reconcile this inconsistency.

Response: The Trust has revised the disclosure to reflect that Ethan Powell has been a Trustee and Chairman of the Board since May 2016.

Management of the Trust — Policy on Disclosure of Portfolio Holdings (page 20)

53.	Comment: The fourth sentence states that the Funds disseminate information about portfolio holdings each day. Please describe with more specificity what information about portfolio holdings is disseminated daily (e.g., a complete list of holdings held by the Fund on that day).

Response: In response to the staff’s comments, the Trust has revised its disclosure regarding the disclosure of the Funds’ portfolio holdings.

54.	Comment: The last sentence of the second paragraph on page 22 states that the Advisor donates its net advisory fees less operating costs and reasonable working capital allowance to its collaborating nonprofit. Disclosure on page 31 of the Prospectus indicates that the Funds may use subadvisers. Please disclose whether or not the subadvisers will make a similar donation of any subadvisory fees earned.

Response: Currently none of the Funds are sub-advised.

Distributor (page 27)

55.	Comment: Please add disclosure required by Item 19(g) of Form N-1A regarding the Rule 12b-1 Distribution Plan, including a list of the principal types of activities for which payments will be made (Item 19(g)(1)), the relationship between amounts paid to the Distributor and the expenses it incurs (Item 19(g)(2)), and the anticipated benefits to the Funds that may result from the plan (Item 19(g)(6)).

Response: As discussed in response to comment 44, although the Trust will have adopted a 12b-1 plan for each Fund prior to offering any shares under its registration statement no payments are expected to be made by a Fund under the plan during the current fiscal year, and the Board of the Trust will not have authorized any such payments to be made in the current fiscal year.

Financial Statements (page 45)

56.	Comment: Please include financial statements in the next pre-effective amendment to the registration statement. See Section 14(a) of the 1940 Act.

Response: As discussed under “Financial Statements” within the SAI, “The Trust hereby undertakes, as a condition to the effectiveness of the registration of its securities under the Securities Act of 1933 and pursuant to Section 14(a)(3) of the 1940 Act that it will not accept any commitments to purchase shares unless and until it has firm agreements in place with not more than 25 responsible persons to purchase securities of the Trust for an aggregate net amount equal to at least $100,000 and (i) such aggregate amount will be paid to the Trust prior to accepting any commitments to purchase shares from persons in excess of 25 and (ii) any such amounts paid to the Trust, including any sales load, will be refunded in full to a shareholder upon demand in the event net proceeds received by the Trust do not result in the Trust having a net worth of at least $100,000 within 90 days of the effectiveness of such registration.” Such undertaking will also be included in response to Item 35 in the next pre-effective amendment.

Signature Page

57.	Comment: Once the Board has been constituted (e.g., independent trustees appointed), please confirm that the next pre-effective amendment to the registration will be executed in accordance with Section 6 of the Securities Act of 1933 (“Securities Act”).

Response: The Trust confirms that the next pre-effective amendment to the registration statement following the appointment of the full Board will be executed in accordance with Section 6 of the Securities Act.

58.	Comment: We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Trust acknowledges the staff’s comment.

59.	Comment: Other than the exemptive application submitted by the Fund on November 28, 2017, please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Trust confirms that it does not expect to submit any additional exemptive applications or no-action requests in connection with its registration statement with respect to the Funds at this time.

60.	Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Trust acknowledges the staff’s comment.

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Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 235-2418 or Kathleen.Nichols@ropesgray.com.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols

cc: Ethan Powell, Trustee

Brian D. McCabe, Ropes & Gray LLP